Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone 202-822-9611

Fax 202-822-0140

www.stradley.com

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

April 22, 2009

Via EDGAR

Rebecca Marquigny, Esquire
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Nationwide Variable Insurance Trust
N-1A Post-Effective Amendment # 124
SEC File Nos. 002-73024 & 811-03213

Dear Ms. Marquigny:

     This letter responds to each of the comments provided to me orally on March 10, 2009, regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”). The Registration Statement was filed to remove the performance based fee structure for the following series of the Trust: (1) Gartmore NVIT Global Utilities Fund; (2) Gartmore NVIT International Equity Fund; (3) Gartmore NVIT Worldwide Leaders Fund; (4) NVIT Global Financial Services Fund; (5) NVIT Heath Sciences Fund; (6) NVIT Nationwide Leaders Fund; (7) NVIT Technology and Communications Fund; and (8) NVIT U.S. Growth Leaders Fund, and to add Class VI shares to the Gartmore NVIT Worldwide Leaders Fund and Class Y shares to the Gartmore NVIT Emerging Markets Fund.

     For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. The revisions indicated below will be included in Registrant’s subsequent filing under Rule 485(b) related to the Registration Statement.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

§	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Rebecca Marquigny, Esquire
April 22, 2009

§	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
§	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

A.	Prospectus Comments

	1.	Comment: In the “Average Annual Total Returns” table, Registrant should reflect applicable short-term trading fees for Class III and Class
VI shares in the return percentages.

Response: The one-, three-, and five-year performance returns of the Funds assume that a shareholder held Fund shares for the entire measurement period indicated. As a result, any short-term trading fees imposed on a specific shareholder would not be reflected in the Fund’s performance returns. The disclosure in the footnote is simply intended to alert shareholders that the imposition of short-term trading fees, if any, will subtract from that individual shareholder’s return. As the performance returns and footnote disclosure remain accurate, Registrant declines to revise this section.

	2.	Comment: Please revise the Fee Table disclosure for shareholder fees to reflect “N/A” rather than “none.”

Response: Registrant has made the requested change.

	3.	Comment: Because the investment adviser has reserved a right to recoup reimbursed expenses and fees in subsequent years, it is not accurate to state in the footnotes to the Fee Table that the investment adviser will
“waive” those expenses. Please revise the disclosure to make clear that the
“Expense Limitation” is a reduction of fees and expenses, rather than a
“waiver.”

Response: The disclosure in the footnote tracks the language set forth in the expense limitation agreement. However, Registrant has clarified the disclosure to refer to fees “previously waived or reduced” rather than referring only to fees “previously waived.” Registrant believes that the revised disclosure is sufficiently clear.

	4.	Comment: Please confirm in your response letter that if during the transition period the previous performance based investment advisory fee is lower than the new fixed investment advisory fee, the investment adviser will not use the three year recoupment period, as set forth in the Expense Limitation Agreement, to clawback the difference.

Rebecca Marquigny, Esquire
April 22, 2009

Response: Registrant confirms that it will not use the three year recoupment period to clawback the difference between the previous performance based investment advisory fee and the new fixed investment advisory fee during the transition period.

5.	Comment: State in plain English which expenses you intend to exclude from the expense cap as “other expenditures which are capitalized in accordance with generally accepted accounting principles.”

Response: The aforementioned language tracks the exact language that is included in the expense limitation agreement for the applicable Funds. This language was included to allow the Funds’ adviser to exclude from the fee waiver certain other costs that are capitalized relating to the purchase, holding or disposition of a security. For example, if certain legal fees are incurred in connection with a debt security that is being restructured in a work out, such costs may be capitalized to the cost of the security under generally accepted accounting principles (“GAAP”). In summary, the category of expenses that would be covered under the aforementioned language is certain costs that might be incurred in connection with the purchase, holding or sale of a security, where such expenses are permitted to be capitalized under GAAP.
Because the disclosure tracks the exact language of the expense limitation agreement, Registrant declines to make any changes to the language.

6.	Comment: In “Section 2: Investing with Nationwide Funds,” there are multiple references to shares classes not currently offered by each Fund.
Please revise the prospectus to remove such share classes references as it may confuse shareholders and provide an impression that such share classes are offered by that Fund.

Response: Registrant believes that the opening paragraph of this section is sufficiently clear that not all share classes are offered by each Fund. In light of the number of Funds and separate prospectuses of the Trust, Registrant has drafted this section in a manner that permits the use of a standard back half of the prospectus. Registrant declines to revise this section.

7.	Comment: Please disclose that the distribution plan may be terminated at any time, without payment of any penalty, by a vote of “a majority of the outstanding voting securities” of each fund affected. See Rule
12(b)(3)(iv)(A) of the 1940 Act.

Response: Registrant has made the requested change.

8.	Comment: In the response letter, please confirm that the insurance company prospectus always accompanies the variable insurance product’s prospectus in mailings to shareholders. This applies to every series of the
Trust.

Rebecca Marquigny, Esquire
April 22, 2009

Response: The insurance company prospectus always accompanies the variable insurance product’s prospectus in mailings to shareholders.

	9.	Comment: In the Registration Statement, the Registrant must include the auditor’s name or include, alternatively, “[Auditor has not changed].”

Response: Registrant will include, for future 485(a) filings, in brackets,
“[Auditor has not changed]” and not include the auditor’s name.

	10.	Comment: The “Appendix” appears to be the Fund’s discussion of its principal investment strategies and risks in response to Item 4 of Form N-
1A. The caption “Appendix” may suggest to some investors that the information presented is of limited importance. In fact, much of the information relates to principal risks of investing in the Fund, which is required disclosure. Please delete the word “Appendix” and provide an alternative heading which makes clear that the disclosure relates to the
Funds’ principal strategies and risks.

Response: Registrant believes that the word “Appendix” is appropriate in this context as it informs shareholders of the additional information required by
Item 4 of Form N-1A. However, to address the Staff’s concerns that the information may be overlooked, the Registrant has bolded the sentence after the “Principal Risks” section that states “Please see the Appendix for additional information on the Fund’s investments and associated risks.”
Additionally, Registrant has added a sentence after the heading “Additional
Information About Investments, Investment Techniques and Risks” of the
Appendix that states that the following information provides additional details about the principal investment strategies and risks. In addition, Registrant has deleted any disclosure previously included in this section that related to a secondary strategy or risk and moved such disclosure to the SAI.

	11.	Comment: In the Gartmore NVIT International Equity Fund prospectus, please correct the grammatical error located in “Revenue Sharing.”

Response: Registrant has made the requested change.

B.	Statement of Additional Information

	12.	Comment: Please make all relevant and applicable changes as set forth in the comments provided for N-1A Post-Effective Amendments # 121 through 123.

Response: Registrant has made the appropriate changes, as applicable.

Rebecca Marquigny, Esquire
April 22, 2009

* * * * * * * * * * * * * * * * * * *

     Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera

cc:	Allan Oster, Esquire Barbara A. Nugent, Esquire Christopher J. Zimmerman, Esquire